

Mail Stop 3030

July 10, 2017

Via E-mail
Mr. Mark P. de Raad
Executive Vice President and Chief Financial Officer
Masimo Corporation
52 Discovery
Irvine, CA 92618

      Re: Masimo Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 15, 2017
              File No. 001-33642

Dear Mr. de Raad:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Martin James

                          Martin James
                          Senior Assistant Chief Accountant
                          Office of Electronics and Machinery